UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: October 2019

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

On October 22, 2019, the Board of Directors of Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (the “Company”), appointed Dr. Oren Hershkovitz to serve as the Company’s Chief Executive Officer, effective November 16, 2019. Dr. Schmuel Hess will continue to serve as Chief Executive Officer until such date.

Dr. Hershkovitz, 42, is a biotech executive who has extensive experience in the development and management of global pharmaceutical programs from preclinical stage through phase 3 clinical trials. Since 2011, Dr. Hershkovitz has been employed by OPKO Biologics, Ltd. (formerly Prolor Biotech Ltd.), first as Vice President of R&D from 2011 to 2014, then as Co-General Manager until 2017 and subsequently as General Manager from 2017 through the present. Dr. Hershkovitz received his Ph.D. from Ben Gurion University of the Negev in 2008.

Upon commencement of his employment with the Company, Dr. Hershkovitz will receive an annual salary of NIS 65,000 and options to purchase 150,000 ordinary shares of the Company, vesting over four years. Dr. Hershkovitz will otherwise be entitled to receive such benefits of employment as are generally available to the Company’s other executive officers, as described in the Company’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on April 30, 2019.

Other than as described in this Report on Form 6-K, there are no arrangements or understandings between Dr. Hershkovitz and any other person pursuant to which Dr. Hershkovitz was selected as an officer of the Company. Since the beginning of the Company’s last fiscal year, the Company has not engaged in any transaction, or any currently proposed transaction, in which Dr. Hershkovitz had or will have a direct or indirect material interest in which the amount involved exceeded or would exceed $120,000.

This Report on Form 6-K of the Company is incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-203114 and 333-210459) and Form F-3 (File Nos. 333-232009 and 333-232413) filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)

By:	/s/ Shai Novik
Name: Title:	Shai Novik Executive Chairman

Date: October 23, 2019

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